UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC FILE NUMBER 0-16211 CUSIP NUMBER 24906P109 (Check one): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: June 30, 2022 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: PART I – REGISTRANT INFORMATION DENTSPLY SIRONA Inc. Full Name of Registrant N/A Former Name if Applicable 13320 Ballantyne Corporate Place Address of Principal Executive Office (Street and Number) Charlotte, North Carolina, United States 28277-3607 City, State and Zip Code PART II – RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. DENTSPLY SIRONA Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Second Quarter Form 10-Q”) by the prescribed date of August 9, 2022, without unreasonable effort or expense, for the reasons described below. As previously disclosed, the Audit and Finance Committee of the Company’s Board of Directors (the “Audit Committee”) is conducting an internal investigation regarding certain financial reporting matters. The investigation is ongoing. The Audit Committee continues to work diligently with independent counsel and advisors to complete its investigation as soon as possible. However, the Company cannot predict the duration or outcome of the investigation. In the course of the investigation, the Company has also evaluated certain other accounting practices. As a result of this review, the Company anticipates certain adjustments will be made to the previously announced preliminary first quarter financial results, and the Company is currently evaluating whether fiscal year 2021 reported financial results also require adjustments. As previously disclosed, the Company has voluntarily contacted the SEC to advise it that an internal investigation is underway, and the Audit Committee intends to provide additional information to the SEC as its investigation proceeds. The Company intends to fully cooperate with the SEC regarding this matter. The Company will work to finalize its financial statements and review of internal controls and procedures, including the evaluation of any deficiencies in internal controls over financial reporting, as soon as practicable, but does not expect to be in a position to file the Second Quarter 10-Q within five calendar days following the prescribed due date. PART IV – OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Cherée H. Johnson (844) 848-0137 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒ The Company was unable to timely file its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 (the “First Quarter 10-Q”). The Company is working toward filing the First Quarter 10-Q as soon as practicable. The First Quarter 10-Q continues to be delayed for the same reasons the Company is unable to file the Second Quarter 10-Q. (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. On August 4, 2022, the Company issued a press release with a business update and select preliminary second quarter 2022 results, including a discussion of certain preliminary results as compared to prior periods. The press release was attached as an exhibit to the Company’s current report on Form 8-K furnished to the SEC on the same date. The Company is unable to provide a full comparison or reasonable estimate of second quarter 2022 results against the corresponding period for the last fiscal year because, as disclosed above, the Company is currently evaluating whether fiscal year 2021 reported financial results require adjustments. Forward Looking Statements All statements in this Form 12b-25 that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent current expectations and beliefs, including statements regarding the Audit Committee’s ongoing internal investigation and statements regarding preliminary financial information for the quarter ending June 30, 2022, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control. Furthermore, many of these risks and uncertainties are currently amplified by and may continue to be amplified by or may, in the future, be amplified by, the novel coronavirus (COVID-19) pandemic and the impact of varying private and governmental responses that affect our customers, employees, vendors and the economies and communities where they operate. For a written description of these factors, see the section titled “Risk Factors” in Dentsply Sirona’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. No assurance can be given that any expectation, belief, goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events.

 DENTSPLY SIRONA Inc. (Name of registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: August 9, 2022 By: /s/ Cherée H. Johnson Name: Cherée H. Johnson Title: Senior Vice President - Chief Legal Officer, General Counsel and Secretary